SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.: 1)*

Name of issuer:  Lifevantage Corp.

Title of Class of Securities:  Common Stock

CUSIP Number:  53222K205

Date of Event Which Requires Filing of this Statement: December 31, 2021

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.:  53222K205

1.  NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The Vanguard Group - 23-1945930

2.  CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

A.	B. X

3.  SEC USE ONLY

4.  CITIZENSHIP OF PLACE OF ORGANIZATION

Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

1,981

7.  SOLE DISPOSITIVE POWER

707,443

8.  SHARED DISPOSITIVE POWER

5,010

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,453

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.38%

12.  TYPE OF REPORTING PERSON

IA

13G

CUSIP No.:  53222K205

1.  NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vanguard Index Funds - Vanguard Total Stock Market Index Fund - 23-2671505

2.  CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

A.	B. X

3.  SEC USE ONLY

4.  CITIZENSHIP OF PLACE OF ORGANIZATION

Delaware

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.  SOLE VOTING POWER

500,965

6.  SHARED VOTING POWER

0

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,965

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.78%

12.  TYPE OF REPORTING PERSON

IV

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Act of 1934

Item 1(a) - Name of Issuer:

Lifevantage Corp.

Item 1(b) - Address of Issuer's Principal Executive Offices:

3300 North Triumph Boulevard, Suite 700
Lehi, UT 84043-6477

Item 2(a) - Name of Person Filing:

The Vanguard Group - 23-1945930

Vanguard Index Funds - Vanguard Total Stock Market Index Fund - 23-2671505

Item 2(b) – Address of Principal Business Office or, if none, residence:

100 Vanguard Blvd.
Malvern, PA 19355

Item 2(c) – Citizenship:

The Vanguard Group
Pennsylvania

Vanguard Index Funds - Vanguard Total Stock Market Index Fund
Delaware

Item 2(d) - Title of Class of Securities:

Common Stock

Item 2(e) - CUSIP Number

53222K205

Item 3 - Type of Filing:

This statement is being filed pursuant to Rule 13d-1.  The Vanguard Group: An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E). Vanguard Index Funds - Vanguard Total Stock Market Index Fund: Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

Item 4 - Ownership:

  (a) Amount Beneficially Owned:

  (b) Percent of Class:

(c)  Number of shares as to which such person has:

(i)  sole power to vote or direct to vote:

(ii)  shared power to vote or direct to vote:

(iii)  sole power to dispose of or to direct the disposition of:

(iv)  shared power to dispose or to direct the disposition of:

Comments:

The responses to questions 5 through 9 and 11 on the cover page(s) are incorporated by reference into this Item 4.

Item 5 - Ownership of Five Percent or Less of a Class:

The Vanguard Group

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Vanguard Index Funds - Vanguard Total Stock Market Index Fund

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person:

The Vanguard Group, Inc.'s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

No one other person's interest in the securities reported herein is more than 5%.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8 - Identification and Classification of Members of Group:

Not applicable

Item 9 - Notice of Dissolution of Group:

Not applicable

Item 10 - Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2022

The Vanguard Group

By /s/ Christine M. Buchanan
Name: Christine M. Buchanan
Title:  Principal

Vanguard Index Funds - Vanguard Total Stock Market Index Fund

By /s/ Christine M. Buchanan
Name: Christine M. Buchanan
Title:  Chief Financial Officer and Acting Treasurer of the Vanguard Funds